UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of April 2007

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

Lisbon, April 11th 2007

Reuters: EDPP.IN /EDP.N

Bloomberg: EDP PL /EDP US

INVESTOR RELATIONS

DEPARTMENT

Miguel Viana, Head of IR

Elisabete Ferreira

Ricardo Farinha

Phone +351 210012834

Fax: +351 210012899

Email: ir@edp.pt Website:

www.edp.pt

EDP AND SONATRACH SIGN A POTENTIAL PARTNERSHIP

Pursuant to EDP – Energias de Portugal S.A. (“EDP”) market communication released on April 2, 2006, today, EDP signed a memorandum of understanding with Sonatrach, S.A. (“Sonatrach”), the Algerian gas supply company, in relation to the potential creation of a business partnership in certain gas and power generation businesses. The main issues of this memorandum are summarized in market communication mentioned above.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 12, 2007

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer